UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                          ImClone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 6)

Item 1. Security and Issuer

     This statement constitutes Amendment No. 6 to the Schedule 13D relating to the Common Shares, $0.001 par value, (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on February 14, 2006, as amended by Amendment No. 1 filed on April 24, 2006, Amendment No. 2 filed on August 14, 2006, Amendment No. 3 filed on August 22, 2006, Amendment No. 4 filed on September 20, 2006 and Amendment No. 5 filed on September 28, 2006 (as amended by amendment no. 1, amendment no. 2, amendment no. 3, amendment no. 4 and amendment no. 5, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     As a result of the actions of the Issuer's Board described in the press release issued by the Issuer today, the resignation of Joseph L. Fischer from the position of the Issuer's interim Chief Executive Officer and director of the Issuer and the earlier appointment of Peter S. Liebert to the Board, Carl C. Icahn and his affiliates determined not to proceed with and are withdrawing their solicitation of consents from the stockholders of the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN



          [Signature Page of Schedule 13D Amendment No. 6 Re: Imclone]

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Vice Chairman


BECKTON CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary


BARBERRY CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary

          [Signature Page of Schedule 13D Amendment No. 6 Re: ImClone]

HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By:  Barberry Corp., sole member

    By:  /s/ Keith Cozza
         ---------------
         Name:  Keith Cozza
         Title: Secretary



          [Signature Page of Schedule 13D Amendment No. 6 Re: ImClone]